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                                                               Exhibit (a)(8)
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NEWS RELEASE                              [NACCO INDUSTRIES, INC. LETTERHEAD]

                                                           FOR IMMEDIATE RELEASE
                                                               NOVEMBER 15, 1996
                                                               -----------------



                             NACCO INDUSTRIES, INC.
             ANNOUNCES COMMENCEMENT OF "DUTCH AUCTION" TENDER OFFER
              FOR UP TO 800,000 SHARES OF ITS CLASS A COMMON STOCK
              ----------------------------------------------------

Mayfield Heights, Ohio, November 15, 1996: NACCO Industries, Inc. (NC-NYSE) announced today that it will commence a "Dutch Auction" tender offer on Monday, November 18, 1996 for the purchase by the Company of up to 800,000 shares of its Class A Common Stock, par value $1.00 per share. The Company's Class B Common Stock is not subject to the Offer. The purchase price for each share of Class A Common Stock will be not greater than $50.00 nor less than $43.50 per Share, net to the seller in cash, specified by tendering shareholders, upon the terms and subject to the conditions of the Offer. The Company will select the lowest purchase price that will allow it to purchase all 800,000 Shares, or such lesser number of Shares as are validly tendered at prices not greater than $50.00 nor less than $43.50 per Share, pursuant to the Offer. The Offer, proration period, and withdrawal rights will expire at 12:00 midnight, New York City time, on Monday, December 16, 1996, or such later time as the Company shall extend the Offer. The number of Shares subject to the Offer represents approximately 11 percent of the outstanding Class A Common Stock. The Company expressly reserves the right, at its sole discretion, to purchase up to an additional two percent of the outstanding Class A Common Stock pursuant to the Offer without the need to extend the Offer.

The Board of Directors today authorized the Company to purchase up to 700,000 additional Shares of Class A Common Stock pursuant to an open market share repurchase program that it expects to implement following the expiration of the Offer over the next two fiscal years. The aggregate 1.5 million Shares to be purchased in the Offer and the open market repurchase program constitutes 21 percent of the outstanding Class A Common Stock.

Neither the Company nor its Board of Directors makes any recommendation to any shareholder whether to tender all or any shares. The Company has been informed that no director, executive officer or family member affiliated with them intends to tender any Shares pursuant to the Offer. Each shareholder must make his or her own decision whether to tender Shares and, if so, how many Shares to tender and at what price or prices.

At a meeting held today, the Board of Directors of the Company has authorized the Offer because it believes that the purchase of Shares pursuant to the Offer constitutes a prudent use of the Company's financial resources, given its business profile, assets, and prospects and to afford those shareholders who desire liquidity an opportunity to sell all or a portion of their Shares without the usual transaction costs

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associated with open market sales. If tendering shareholders are considering the sale of all or a portion of their Shares, the Offer also gives tendering shareholders the opportunity to determine the minimum price at which they are willing to sell their Shares. The Offer may also give tendering shareholders the opportunity to sell Shares at prices greater than the market price of the Shares prevailing before the Company announced the Offer.

On November 13, 1996, the Board of Directors declared a dividend of 18.75 cents per share on both the Class A and Class B Shares, payable to shareholders of record as of December 2, 1996. Because Shares tendered pursuant to the Offer will not be accepted for payment prior to December 16, 1996, a shareholder who was the holder of record of Class A Shares on December 2, 1996 who tenders such Shares into the Offer will be entitled to receive the dividend on such Shares.

Copies of the Offer to Purchase and Letter of Transmittal will be mailed beginning on Monday, November 18, 1996 to all holders of Class A Common Stock, as reflected on the records of the transfer agent for the Shares as of November 13, 1996. The Offer is explained in detail in these materials. Shareholders are urged to carefully read these materials before making any decision with respect to the Offer. J.P. Morgan Securities Inc. is acting as the Dealer Manager, First Chicago Trust Company of New York is acting as the Depositary and MacKenzie Partners, Inc. is acting as the Information Agent with respect to the Offer. Copies of the Offer to Purchase and the Letter of Transmittal may be obtained from the Information Agent at (800) 322-2885 and will be furnished promptly at the Company's expense. Questions or requests for assistance may be directed to the Information Agent at the above number or the Dealer Manager at (212) 648-6234.

NACCO Industries, Inc. is a holding company with four operating subsidiaries. The North American Coal Corporation mines and markets lignite primarily as fuel for power generation by electric utilities. NACCO Materials Handling Group, Inc. is a world leader in the design and manufacture of forklift trucks marketed under the Hyster(R) and Yale(R) brand names. Hamilton Beach * Proctor-Silex, Inc. is a leading manufacturer of small electric appliances. The Kitchen Collection, Inc. is a national specialty retailer of kitchenware and small electric appliances.


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FOR FURTHER INFORMATION, CONTACT:


NACCO Industries, Inc.
Frank B. O'Brien
Senior Vice President - Corporate
  Development and Chief Financial Officer
216/449-9680


-or-


NACCO Industries, Inc.
Brian S. Kenyon
Manager Shareholder Relations
  and External Reporting
216/449-9676



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